Nelnet Student Loan
                                  Funding, LLC
                          121 S. 13th Street, Suite 201
                             Lincoln, Nebraska 68508


                                                                   July 23, 2003

Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C.   20549

                  Re:      Nelnet Student Loan Funding, LLC
                           Registration Statement on Form S-3
                           Registration No. 333-106699
                           Application for Withdrawal

Ladies and Gentlemen:

                  Pursuant to Rule 477 of the Securities Act of 1933, as amended, Nelnet Student Loan Funding, LLC (the "Company") hereby submits its application for withdrawal of its Registration Statement on Form S-3 filed on July 1, 2003, Registration No. 333-106699 (the "Registration Statement").

                  Withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company intended for the Registration Statement to be filed pursuant to Rule 462(b) under the Securities Act. However, it was not properly coded as a Form S-3MEF when filed via EDGAR. Accordingly, the Registration Statement never became effective, and no securities were sold in connection with the offering. After discussion with the staff, the Company has elected to withdraw the Registration Statement and make a new filing under Rule 462(b).

                  Should you have any questions or wish to discuss this matter, please contact Paul W. Scott, of Ballard Spahr Andrews & Ingersoll, LLP at (303) 299-7370 at your earliest convenience. Thank you for your attention to this matter.

                                            Nelnet Student Loan Funding, LLC

                                            /s/ Jeffrey Noordhoek
                                            ----------------------------------
                                            Jeffrey Noordhoek
                                            Vice President
                                            Nelnet Student Loan Funding
                                            Management Corporation, Manager